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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF MAY, 2005

                        COMMISSION FILE NUMBER: 001-31395


                          CANADIAN SUPERIOR ENERGY INC.
                 (Translation of registrant's name into English)

                          SUITE 330, 400 3RD AVENUE, SW
                        CALGARY, ALBERTA, CANADA T2P 4H2
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F / /           Form 40-F /X/

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____________________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes / /           No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.
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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

     Date: May 24, 2005.

                                          CANADIAN SUPERIOR ENERGY INC.

                                          By: /s/ GREG NOVAL
                                              ----------------------------
                                          Name:  Greg Noval
                                          Title: Chief Executive Officer
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                                    EXHIBITS

The following is a list of Exhibits included as part of this Report on Form 6-K.

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
Exhibit   Description
-------   ----------------------------------------------------------
1         First Quarter Report for the Quarter Ending March 31, 2005
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